Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

November 3, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Benjamin Holt and David Link
Office of Real Estate and Construction

Re:	YS RE RAF I LLC Offering Statement on Form 1-A POS Post-qualification Amendment Filed August 22, 2023 File No. 024-11755

Dear All:

We are submitting this letter on behalf of our client, YS RE RAF I LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 21, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Amendment on Form 1-A, as submitted with the SEC on August 22, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Post-Qualification Amendment filed August 22, 2023

1.            We note your response to comment 3. Please revise to file as exhibits the limited liability company agreement or partnership agreement, as the case may be, for each of Alterra Owner, LLC, Avion Owner, LLC, and Centennial Olympic 336 Property, LP. Refer to Item 17(6) of Form 1-A.

Response: The Company acknowledges the comment and has attached the relevant agreements for Alterra Owner, LLC, Avion Owner, LLC, and Centennial Olympic 336 Property, LP as exhibits 6.1, 6.2, and 6.3, respectively.

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November 3, 2023

2.            We note your response to comment 3. Please expand your disclosure under the caption "Investment Company Act Considerations" on page 88 to describe the risk of the loss of your exclusion from regulation pursuant to the Investment Company Act. Please also revise your Risk Factors section under an appropriate caption to highlight this risk.

Response: The Company acknowledges the comment and has made the requested disclosure. See the revised Risk Factors on page 15 and the revised disclosure on page 88.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement on Form 1-A. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, Brian S. Korn

cc:	YS RE RAF I LLC Michael Weisz